                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           Supertel Hospitality, Inc.
                       ----------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                     ---------------------------------------
                         (Title of Class of Securities)

                                    868526104
                                    ---------
                                 (CUSIP Number)

                         Ephraim Fields, Managing Member
                       Clarus Capital Group Management LP
                            237 Park Ave., Suite 900
                               New York, NY 10017
                                 (212)-808-7330
                                 --------------
   (Name, address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 19, 2007
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE  13D


  CUSIP  NO.  868526104                               Page  2  of  7  Pages


------------------------------------------------------------------------------
    1            NAME  OF  REPORTING  PERSON
                 I.R.S.  IDENTIFICATION  NO.  OF  ABOVE PERSON (ENTITIES ONLY)

                 CLARUS CAPITAL GROUP MANAGEMENT LP
                 20-8098367
------------------------------------------------------------------------------
    2            CHECK  THE  APPROPRIATE  BOX IF A MEMBER OF A GROUP (a)  [  ]
                                                                     (b)  [  ]
------------------------------------------------------------------------------
    3            SEC  USE  ONLY

------------------------------------------------------------------------------
    4            SOURCE  OF  FUNDS
                         WC
------------------------------------------------------------------------------
    5            CHECK  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
                 PURSUANT  TO  ITEMS  2(d) OR 2(e)                        [  ]
------------------------------------------------------------------------------
    6            CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                 DELAWARE
------------------------------------------------------------------------------
                   7    SOLE  VOTING  POWER
                        1,051,848
   NUMBER  OF
                 -------------------------------------------------------------
                   8    SHARED  VOTING  POWER
    SHARES
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE  DISPOSITIVE  POWER
  OWNED  BY             1,051,848
     EACH
                 -------------------------------------------------------------
                  10    SHARED  DISPOSITIVE  POWER
   REPORTING
  PERSON  WITH
------------------------------------------------------------------------------
      11         AGGREGATE  AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,051,848
------------------------------------------------------------------------------
      12         CHECK  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
                 CERTAIN  SHARES                                          [  ]
------------------------------------------------------------------------------
      13         PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                 5.1%
------------------------------------------------------------------------------
      14         TYPE  OF  REPORTING  PERSON
                 IA, PN
----------------------------------------------------------------------

    SCHEDULE  13D


  CUSIP  NO.  868526104                               Page  3  of  8  Pages

------------------------------------------------------------------------------
    1            NAME  OF  REPORTING  PERSON
                 I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON  (ENTITIES ONLY)

                 EPHRAIM  FIELDS
----------------------------------------

    2            CHECK  THE  APPROPRIATE  BOX IF A MEMBER OF A GROUP (a)  [  ]
                                                                     (b)  [  ]
------------------------------------------------------------------------------
    3            SEC  USE  ONLY

------------------------------------------------------------------------------
    4            SOURCE  OF  FUNDS
                         WC
------------------------------------------------------------------------------
    5            CHECK  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
                 PURSUANT  TO  ITEMS  2(d) OR 2(e)                        [  ]
------------------------------------------------------------------------------
    6            CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                 UNITED  STATES
------------------------------------------------------------------------------
                   7    SOLE  VOTING  POWER
                        1,051,848 (1)
   NUMBER  OF
                 -------------------------------------------------------------
                   8    SHARED  VOTING  POWER
    SHARES
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE  DISPOSITIVE  POWER
   OWNED  BY            1,051,848 (1)
     EACH
                 -------------------------------------------------------------
                  10    SHARED  DISPOSITIVE  POWER
   REPORTING
  PERSON  WITH
------------------------------------------------------------------------------
      11         AGGREGATE  AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,051,848 (1)
------------------------------------------------------------------------------
      12         CHECK  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
                 CERTAIN  SHARES                                          [  ]
------------------------------------------------------------------------------
      13         PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                 5.1%
------------------------------------------------------------------------------
      14         TYPE  OF  REPORTING  PERSON
                 IN
------------------------------------------------------------------------------

(1) The general partner to Clarus Capital Group Management LP is Clarus Capital Management, LLC. Ephraim Fields is the managing member of Clarus Capital Management, LLC and as such controls Clarus Capital Group Management LP. As such, Mr. Fields may be deemed to have beneficial ownership of the 1,051,848 shares of Common Stock held by the clients of Clarus Capital Group Management LP.

ITEM 1. SECURITY AND ISSUER

         This statement on Schedule 13D ("Statement") relates to the common stock, no par value ("Common Stock"), of Supertel Hospitality, Inc., a Nebraska corporation (the "Issuer"). The principal executive offices of the Issuer are located at 309 N. 5th Street, Norfolk, Nebraska 68701.

ITEM 2. IDENTITY AND BACKGROUND

         (a) - (c) AND (f). This Statement is filed by Clarus Capital Group Management LP, a Delaware limited partnership ("Clarus") and Ephraim Fields (together, the "Reporting Persons").

         Clarus is a private investment management firm which invests in publicly traded U.S. equity securities. The general partner to Clarus Capital Group Management LP is Clarus Capital Management, LLC. Ephraim Fields is the managing member of Clarus Capital Management, LLC and as such controls Clarus Capital Group Management LP. Mr. Fields is engaged principally in the business of serving as the sole managing member of Clarus and an affiliate, Clarus Capital Advisors, LLC. Mr. Fields is a citizen of the United States of America.

         The principal business address of each of the Reporting Persons is 237 Park Ave., Suite 900, New York, NY 10017.

         (d) - (e). None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate purchase price of the 1,051,848 shares of Common Stock owned by the Reporting Persons is approximately $6,400,782 including brokerage commissions. The shares of Common Stock owned by the Reporting Persons were acquired with the working capital of Clarus.

ITEM 4. PURPOSE OF TRANSACTION

         The Reporting Persons purchased the shares of Common Stock based on the Reporting Persons' belief that the shares of Common Stock are undervalued and represented an attractive investment opportunity. Clarus reserves the right, consistent with applicable law, to acquire or dispose of additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise). Clarus intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, Clarus may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.


         On November 19, 2007, Clarus sent a letter to the Board of Directors of the Issuer which set forth Clarus' belief that the Issuer's Common Stock is undervalued and demanded that the Board of Directors hire a prominent investment bank to explore strategic alternatives for enhancing shareholder value, including the outright sale of the company. Clarus noted that while it is supportive of the company's acquisition strategy, Clarus is concerned that the Issuer's senior management (including its 73 year old CEO and 62 year old CFO) are distracted by personal, health and other issues which are preventing them from acting in the best interests of shareholders. Clarus believes that because of the Issuer's tiny market capitalization, the Issuer will have difficulty achieving an appropriate valuation in the public market and that shareholders would be best served through the sale of the company. Clarus believes a more sophisticated and motivated management team could create significant shareholder value from the Issuer's assets by (1) expanding the highly accretive acquisition program; (2) monetizing the Issuer's extensive real estate holdings, much of which is worth significantly more than its current book value; (3) reducing or eliminating the Issuer's relatively high public company costs; and (4) lowering the Issuer's overall cost of capital.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The percentages set forth in this Item 5 are based on the Form 10-Q filed by the Issuer on November 9, 2007, which stated that as of October 31, 2007, there were 20,563,426 shares of Common Stock outstanding.

         (a) As of the close of business on November 16, 2007, the Reporting Persons directly own 1,051,848 shares of Common Stock representing approximately 5.1% of the outstanding Common Stock. As of November 16, 2007, the date requiring the filing of this Schedule 13D, the Reporting Persons directly owned 1,051,848 shares of Common Stock representing approximately 5.1% of the outstanding Common Stock.

         (b) The Reporting Persons have the sole power to vote and dispose of 1,051,848 shares of Common Stock and shared power to vote and dispose of 1,051,848 of Common Stock. Mr. Fields is the sole managing principal and indirectly the 100% owner of Clarus.

         (c) See Appendix A for a list of transactions occurring in the last sixty days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as described in Item 4 herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A: Letter to the Issuer, dated as of November 19, 2007

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2007



                                     CLARUS  CAPITAL  GROUP MANAGEMENT LP

                                     By:  /s/  Ephraim  Fields
                                          --------------------
                                          Name:   Ephraim  Fields
                                          Title:  Managing  Member

                                     EPHRAIM  FIELDS

                                     By:  /s/  Ephraim  Fields
                                          --------------------

APPENDIX  A

Transaction  Date   Number of Shares Sold     Average  Price
-----------------   ---------------------     --------------
    10/15/07                     13600              7.5551
    10/16/07                      3898              7.5035
    10/17/07                     10285              7.4987
    10/18/07                       400              7.4824
    10/19/07                      1785              7.4849
    10/26/07                      2400              7.4678
    10/29/07                       300              7.4132
    10/30/07                      1700              7.4535
    10/31/07                      1566              7.3871
    11/07/07                      9400              7.3135
    11/08/07                     27800              7.0999
    11/09/07                     35961              6.6179
    11/13/07                      9700              6.4605